UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Capital Southwest Corporation
(Name of Issuer)

Common Stock, $0.25 par value
(Title of Class of Securities)

140501107
(CUSIP Number)

January 6, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*Moab Capital Partners, LLC and Michael M. Rothenberg are filing this Schedule 13G pursuant to Rule 13d-1(b). Moab Partners, L.P. is filing this Schedule 13G pursuant to Rule 13d-1(c).

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON MOAB CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,565,938
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 1,565,938
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,565,938
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
12	TYPE OF REPORTING PERSON IA

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON MOAB PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,558,332
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 1,558,332
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,558,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON MICHAEL M. ROTHENBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,565,938
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 1,565,938
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,565,938
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 140501107

Item 1(a).	Name of Issuer:

Capital Southwest Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5400 Lyndon B Johnson Freeway, Dallas, Texas 75240

Item 2(a).	Name of Person Filing:

This statement is being jointly filed by Moab Partners, L.P. (“Moab LP”), Moab Capital Partners, LLC (“Moab LLC”), and Michael M. Rothenberg.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Moab LLC is the investment adviser to Moab LP and a certain managed account (the “Managed Account”). Mr. Rothenberg is an owner and a Managing Member of Moab LLC. By virtue of these relationships, each of Moab LLC and Mr. Rothenberg may be deemed to beneficially own the Shares (as defined below) owned directly by Moab LP and held in the Managed Account.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of each of the Reporting Persons is 15 East 62nd Street, New York, New York 10065.

Item 2(c).	Citizenship:

Each of Moab LP and Moab LLC is organized under the laws of the State of Delaware.  Mr. Rothenberg is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.25 par value (the “Shares”)

Item 2(e).	CUSIP Number:

140501107

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/ /	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP NO. 140501107

(e)	/ x /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).*

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ x /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).**

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

* Moab LLC is an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
** Mr. Rothenberg is a control person of Moab LLC in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on January 7, 2016.

Moab LP

(a)	Amount beneficially owned:

1,558,332 Shares

(b)	Percent of class:

10.0% (based upon 15,583,332 Shares outstanding, which is the total number of Shares outstanding as of November 5, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

1,558,332 Shares

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

1,558,332 Shares

CUSIP NO. 140501107

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

Moab LLC

(a)	Amount beneficially owned:

1,565,938 Shares, including 7,606 Shares held in the Managed Account.

(b)	Percent of class:

10.0% (based upon 15,583,332 Shares outstanding, which is the total number of Shares outstanding as of November 5, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

1,565,938 Shares

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

1,565,938 Shares

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

Mr. Rothenberg

(a)	Amount beneficially owned:

1,565,938 Shares, including 7,606 Shares held in the Managed Account.

(b)	Percent of class:

10.0% (based upon 15,583,332 Shares outstanding, which is the total number of Shares outstanding as of November 5, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

1,565,938 Shares

CUSIP NO. 140501107

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

1,565,938 Shares

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

The Shares are owned directly by Moab LP and held in the Managed Account.  Moab LLC, as the investment adviser to Moab LP and the Managed Account, may be deemed to beneficially own the Shares owned directly by Moab LP and held in the Managed Account.  Mr. Rothenberg, as an owner and a Managing Member of Moab LLC, may be deemed to beneficially own the Shares owned directly by Moab LP and held in the Managed Account.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on January 26, 2015.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 140501107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2016

MOAB PARTNERS, L.P.

	By:	MOAB CAPITAL PARTNERS, LLC, its investment adviser

	By:	/s/ Michael M. Rothenberg
		Name:	Michael M. Rothenberg
		Title:	Managing Director

MOAB CAPITAL PARTNERS, LLC

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Director

/s/ Michael M. Rothenberg
MICHAEL M. ROTHENBERG